

December 13, 2018

Bryant Riley
Co-Chief Executive Officer
B. Riley Financial, Inc.
21255 Burbank Blvd, Suite 400
Woodland Hills, California 91367

> **Re: B. Riley Financial, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 10, 2018**
> **File No. 333-228731**

Dear Mr. Riley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott M. Anderegg, Attorney, at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products